January 18, 2011

VIA FEDEX AND EDGAR

Re:     Nielsen Holdings B.V.

Registration Statement on Form S-1

File No. 333-167271

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Jacobs and Ms. Woo:

On behalf of Nielsen Holdings B.V. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 7 (“Amendment No. 7”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value €0.07 per share, and mandatory convertible subordinated bonds, marked to show changes from Amendment No. 6 to the Registration Statement as filed on January 10, 2011. The Registration Statement has been revised in response to the Staff’s comments, as well as to update certain other information. Separately today, the Company filed a free writing prospectus disclosing certain of the Company’s preliminary financial results for the fiscal year ended December 31, 2010 (the “FWP”).

In addition, we are providing the following response to your comment letter, dated January 14, 2011, regarding Amendment No. 6 to the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 7 or the FWP. The responses and information described below are based upon information provided to us by the Company.

James W. Cuminale, Esq.

Nielsen Holdings B.V.

January 18, 2011

General

1.	Pursuant to our telephone conversation on January 14, 2011 with counsel, we understand that you intend to update the registration statement to include disclosure consistent with that provided in Annex A within a Recent Developments discussion pursuant to Item 10(b) of Regulation S-K. Please confirm.

In response to the Staff’s comment, the Company has revised the disclosure on page 6-7 of Amendment No. 7.

2.	Refer to your response on prior comment 43 dated July 8, 2010 and revise to provide unaudited pro forma earnings per share for the latest year and interim period giving effect to application of proceeds to reduce your debt.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-3, F-58, F-59, F-63, F-82 and F-83 of Amendment No. 7.

3.	In order to provide investors with a more meaningful framework for analysis of your estimates, revise your disclosure in Annex A to provide some of the information that is included on pages 4 through 9 of your response. In this regard, you should expand your explanation to describe why the financial information is preliminary. This disclosure should also describe what steps are necessary in order to present final results. In addition, you should explain why a range is being presented instead of a precise amount.

In response to the Staff’s comment, the Company has revised the disclosure in the FWP as well as on pages 6-7 of Amendment No. 7.

4.	You should discuss and analyze significant changes that occurred in the fourth quarter as compared to your quarters sequentially and prior comparable quarter. For example, you should disclose and analyze any significant increases in revenue to address, both quantitatively and qualitatively, the key drivers behind such changes.

In response to the Staff’s comment, the Company has revised the disclosure in the FWP as well as on pages 6-7 of Amendment No. 7.

*    *    *    *    *

James W. Cuminale, Esq.

Nielsen Holdings B.V.

January 18, 2011

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Nielsen Holdings B.V.
James W. Cuminale, Esq.